UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On December 14, 2017, Rosetta Genomics Ltd. (the “Company” or “Rosetta”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Genoptix, Inc., a Delaware corporation (“Parent”), and Parent on behalf of Stone Merger Sub Ltd. (or any other name approved by the Registrar of Companies of the State of Israel), a company in formation in accordance with the Laws of the State of Israel (“Merger Sub”), pursuant to which Merger Sub will merge with and into Rosetta (the “Merger”), with Rosetta continuing after the Merger as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Parent. The Merger is structured as a statutory merger pursuant to Sections 314 to 327 of the Companies Law, 5759-1999 of the State of Israel. Consummation of the Merger is subject to various conditions, including approval by the holders of a majority of the voting power of the Company at a special meeting of shareholders.

The purchase price for all of the Company’s ordinary shares will be an amount in cash equal to $10,000,000, plus restricted cash and up to $1,100,000 of unrestricted cash, if any, held by the Company and its subsidiaries at the close of business on the date that the Merger is consummated ( the “Closing Date”), less, without duplication, at the close of business on the Closing Date, (a) any amounts outstanding pursuant to third-party indebtedness (other than pursuant to convertible debentures subject to a duly executed and delivered debenture termination agreement), (b) any amounts outstanding under the Loan Agreement (described below) including, without limitation, principal, premium, if any, interest and penalties with respect thereto, (c) any accounts payable and other current liabilities in excess of the difference of $2,700,000 minus specified current liabilities to be satisfied or funded prior to the Closing Date, (d) any Company professional fees associated with the underlying transaction, (e) executive severance payments in the amount of $460,000, (f) any unfunded severance liability of the Company or its subsidiaries with respect to Israeli employees, (g) any severance liability of the Company or its subsidiaries with respect to Company employees (other than Israeli employees) not disclosed to Parent, (h) payments in the amount of $1,113,446 to holders of outstanding warrants to terminate such warrants, payments in the amount of $2,483,000 to holders of convertible debentures to terminate such convertible debentures (assuming no conversion of convertible debentures prior to the Closing Date) (the “Closing Purchase Price”). After these deductions and adjustments, the value to Rosetta’s equity holders is preliminarily estimated to be $0.60 to $0.70 per ordinary share, in cash, with the exact price per ordinary share dependent on the final amounts of the deductions and adjustments described above that have not yet been fixed and the extent to which outstanding warrants are exercised and convertible debentures are converted prior to the Closing Date.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

(i)	Each ordinary share, par value NIS 7.2, of Rosetta (each, an “Ordinary Share”) issued and outstanding immediately prior to the Effective Time will be deemed transferred to Parent in exchange for the right to receive an amount, in cash (rounded to the nearest cent), equal to the Closing Purchase Price divided by the number of fully diluted Ordinary Shares outstanding immediately prior to the Effective Time (the “Merger Consideration”).
(ii)	Each outstanding Rosetta stock option, whether or not exercisable or vested, will be cancelled and substituted into the right to receive an amount of cash equal to the product of (A) the excess, if any, of the Merger Consideration over the exercise price of such option and (B) the aggregate number of Ordinary Shares subject to such option; each option with an exercise price that is greater than the Merger Consideration will be terminated without payment.
(iii)	Each outstanding Rosetta restricted stock unit (“RSU”) will be canceled and substituted into the right to receive an amount of cash equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU.

From and after the Effective Time, all Rosetta stock options and RSUs will cease to exist, and each holder will cease to have any rights arising therefrom, except for the right to receive the cash payments described above.

The board of directors of Rosetta has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Rosetta and its stakeholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Rosetta to its creditors as a result of the Merger; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of Rosetta approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Rosetta and Parent have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including, among others, covenants by Rosetta to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless approved in writing by Parent, in each case subject to certain exceptions. The Merger Agreement contains “no-shop” restrictions prohibiting Rosetta and its representatives from, among other things, (i) soliciting, initiating, knowingly encouraging, or knowingly facilitating any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement), and (ii) participating in any discussions or negotiations regarding, or furnishing to any person any non-public information in connection with, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

In addition to shareholder approval, the closing of the Merger is subject to several customary conditions, including, among others, (i) the passage of certain statutory waiting periods under Israeli law (as described below), (ii) the absence of any law or order preventing the consummation of the Merger, (iii) the accuracy of the representations and warranties of each party in the Merger Agreement (subject to the qualifications specified in the Merger Agreement), (iv) compliance in all material respects by each party with its covenants under the Merger Agreement, (v) the absence of a material adverse effect (as such term is defined in the Merger Agreement) with respect to Rosetta, (vi) the absence of legal proceedings seeking to restrain or prohibit consummation of the Merger, (vii) receipt of specified third-party consents, (viii) confirmation that a specified research agreement remains in full force and effect and (ix) confirmation of the termination of outstanding convertible debentures and warrants in connection with the closing of the Merger.  The Merger is not subject to any financing condition or approval of Parent’s shareholders.

Rosetta expects to publish notice of a special meeting of its shareholders in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the shareholders meeting and various other details related to the shareholders meeting. Rosetta plans to hold the special meeting of shareholders on February 1, 2018. If the Merger is approved at the shareholders meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which we expect to occur promptly following the publication of notice of the special meeting of shareholders. Rosetta anticipates that the Merger will be completed during the first quarter of 2018.

The Merger Agreement contains certain termination rights, including, among others, the right of either party to terminate the Merger Agreement if the Merger is not consummated by March 31, 2018, subject to specified procedures and limitations. Either Parent or Rosetta may terminate the Merger Agreement if the Merger Agreement and the Merger have been submitted to shareholders for approval at the shareholders meeting and shareholder approval is not obtained. In such a case, Rosetta would be obligated to reimburse Parent’s expenses associated with the transaction up to $750,000. Parent may terminate the Merger Agreement if Rosetta’s board changes its recommendation in a manner adverse to Parent, Rosetta fails to include the board recommendation in the proxy statement, the board or any committee approves or recommends an alternative Acquisition Proposal, Rosetta fails to reaffirm the board recommendation after an Acquisition Proposal has been announced or Rosetta breaches the “no-shop” restrictions in the Merger Agreement. In such a case, Rosetta would be obligated to pay to Parent a termination fee of $1,000,000.

If the Merger is consummated, the Ordinary Shares will be delisted from the Nasdaq Capital Market and deregistered under the Securities Exchange Act of 1934, as amended.

In addition, Parent has agreed to provide a secured bridge loan to the Company’s wholly owned subsidiary Rosetta Genomics Inc. of up to $1.8 million to fund the operations of the Company and its subsidiaries through the closing of the Merger pursuant to that certain Loan and Security Agreement by and among Parent, Rosetta Genomics Inc., as borrower, and the Company and its indirect wholly owned subsidiaries, Minuet Diagnostics, Inc. and Cynogen Inc., as guarantors, dated December 14, 2017 (the “Loan and Security Agreement”). The loan may be disbursed at a rate of up to $600,000 per month based on Rosetta’s budgeted cash requirements. Rosetta Genomics Inc. has granted to Parent a security interest in substantially all of its assets to secure all of its obligations under the Loan and Security Agreement and related loan documents. Similarly, the Company, Cynogen Inc. and Minuet Diagnostics, Inc. have each granted to Parent a lien on and security interest in, substantially all of their assets to secure their guaranty of the obligations of Rosetta Genomics Inc.

The foregoing descriptions of the Merger Agreement and the Loan and Security Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Loan and Security Agreement, which are filed as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Rosetta. Rosetta’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Rosetta, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

On December 15, 2017, Rosetta issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.3 hereto.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, Rosetta intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROSETTA AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by Rosetta to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

The information contained in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366, and Form S-8, File Nos. 333-141525, 333-147805, 333-165722 and 333-191072, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the estimated amount of Merger Consideration to be paid for each Ordinary Share, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, and projections about Rosetta’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Rosetta and its industry as of the date of this Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Rosetta may be unable to satisfy conditions to the closing of the proposed Merger; (2) the proposed Merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (4) the ability to recognize anticipated benefits of the proposed Merger; (5) risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; (6) impact of the Merger on relationships with Rosetta’s commercial counter-parties; and (7) other risks that may result in the Merger not being consummated within the expected time period or at all, as well as the risks described in Rosetta’s filings with the SEC. For more details, please refer to Rosetta’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Agreement and Plan of Merger, by and among the Company, Genoptix, Inc., and Stone Merger Sub Ltd., dated December 14, 2017.
99.2	Loan and Security Agreement, by and among the Company, Genoptix, Inc., Minuet Diagnostics, Inc., Cynogen Inc. and Rosetta Genomics Inc., dated December 14, 2017.
99.3	Press Release, dated December 15, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 21, 2017	By:	/s/ Kenneth Berlin

Kenneth Berlin Chief Executive Officer and President